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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 6 - K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of July, 2002



                                PLACER DOME INC.


                        Suite 1600, 1055 Dunsmuir Street
                     P.O. Box 49330, Bentall Postal Station
                           Vancouver, British Columbia
                                 Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F        Form 40-F  |X|
                                    -------          -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes             No  |X|
                                  -------        -------

                                    FORM 6-K
                                  EXHIBIT INDEX


         EXHIBIT                                                       PAGE NO.

1.       Material Change Report dated July 29, 2002                       3

2.       Press Release (subject of Exhibit No. 1)
         dated July 28, 2002                                              5










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                                PLACER DOME INC.

                             MATERIAL CHANGE REPORT


                    Form 27 - SECURITIES ACT (British Columbia)
                    Form 27 - SECURITIES ACT (Alberta)
                    Form 27 - SECURITIES ACT (Saskatchewan)
                    Form 27 - SECURITIES ACT (Ontario)
                    Section 73 - SECURITIES ACT (Quebec)
                    Form 27 - SECURITIES ACT (Nova Scotia)
                    Form 26 - SECURITIES ACT(Newfoundland)

1.       REPORTING ISSUER

         Placer Dome Inc.
         P.O. Box 49330
         Bentall Postal Station
         1600-1055 Dunsmuir Street
         Vancouver, British Columbia
         V7X 1P1

2.       DATE OF MATERIAL CHANGE

         July 28, 2002

3.       PRESS RELEASE

         A press release disclosing the material change was issued by Placer Dome Inc. ("Placer Dome") on July 28, 2002, and is attached hereto.

4.       SUMMARY OF MATERIAL CHANGE

         See press release dated July 28, 2002 attached hereto.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         DETAILS OF TRANSACTION

         Placer Dome announced that Placer Dome Asia Pacific Limited ("PDAP"), a wholly-owned subsidiary of Placer Dome, is increasing its offer (the "Offer") for AurionGold Limited ("AurionGold") by adding a cash payment of 35 Australian cents per AurionGold share to its original Offer of
         17.5 common shares of Placer Dome per 100 AurionGold shares.

         PDAP has also declared that the Offer is now free of all conditions, including the 50.1% minimum acceptance condition. Placer Dome has received all necessary governmental and regulatory approvals, including Australian Investment Review Board, appropriate Canadian regulatory approvals, and Australian Stock Exchange listing approval.


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         Payment terms under the Offer have been accelerated so that the consideration to which accepting shareholders are entitled will be dispatched within 5 business days after the date the Offer is validly accepted by such shareholder. Subject to certain limited exceptions, the consideration for AurionGold shareholders who have already accepted the Offer will be dispatched on or before August 2, 2002.

         Placer Dome has revised the terms of its pre-acceptance agreement with Harmony Gold Mining Company Limited ("Harmony"). Harmony has agreed to accept the revised Offer for all of its 9.8% interest in AurionGold within two days of the announcement in the attached press release.

6.       CONFIDENTIALITY

         Not applicable.

7.       OMITTED INFORMATION

         Not applicable.

8.       SENIOR OFFICERS

         For further information:

         J. Donald Rose
         Executive Vice-President, Secretary
         and General Counsel
         Telephone:  (604) 661-3780
         Facsimile:   (604) 661-3703

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.


         DATED at Vancouver, British Columbia this 29th day of July, 2002.


                                 /s/ J. Donald Rose
                                 ------------------
                                 J. Donald Rose
                                 Executive Vice-President, Secretary and
                                 General Counsel


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.


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[PLACER DOME INC. LOGO]

      PLACER DOME ANNOUNCES INCREASED, FINAL AND UNCONDITIONAL OFFER FOR AURIONGOLD

      VANCOUVER, CANADA, JULY 28, 2002; BRISBANE, AUSTRALIA, JULY 29, 2002:
      Placer Dome Inc ("Placer Dome") (TSX: PDG, NYSE: PDG, ASX: PDG) announced today that its wholly owned subsidiary, Placer Dome Asia Pacific Limited, is increasing its offer for AurionGold Limited ("AurionGold") (the "Offer") by adding a cash payment of 35 Australian cents per AurionGold share to its original Offer of 17.5 Placer Dome shares per 100 AurionGold shares. The revised Offer consideration is final and will not be increased and will today be declared free of all conditions.

      The revised Offer values AurionGold at A$2.97 per share based on Placer Dome's closing share price on 26 July 2002 on the Toronto Stock Exchange ("TSX") and the Reserve Bank of Australia ("RBA") exchange rate on 26 July 2002.* The cash consideration to be paid under the Offer will be funded from existing Placer Dome cash reserves.

      Commenting on the announcement, Jay Taylor, President and Chief Executive Officer of Placer Dome, said:

      "Throughout the Offer there has been unusually high volatility in gold equity markets and equity markets generally. All of the gold producers have been affected by this volatility. Placer Dome's hedging policy and significant resources and reserves offer AurionGold shareholders increased leverage to future gold price uplift.

      "Placer Dome has listened to the issues raised by the market and has provided additional certainty to the Offer by adding a cash component and making the Offer consideration final and the Offer unconditional. The scrip ratio provides a permanent premium for AurionGold shareholders who will own approximately 20% of the enlarged group, compared to the approximately 15% interest implied by AurionGold's market capitalisation immediately prior to the Offer announcement. The addition of 35 cents cash per AurionGold share makes the Offer even more attractive.

      "No other bidder has emerged to make an offer for AurionGold. The Offer is the only offer for all of AurionGold's shares. We urge AurionGold shareholders to accept the Offer and participate in the value creation expected from this logical and compelling combination.


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


      "Placer Dome's record June quarter and half year result announced last week is further confirmation of Placer Dome's status as a leading global gold company. Our Offer provides AurionGold shareholders the opportunity to benefit from our impressive track record and to participate in our future success."

      THE OFFER WILL BE FREE OF CONDITIONS

      The Offer will today be declared free of all conditions including the 50.1% minimum acceptance condition. Placer Dome has received all necessary governmental and regulatory approvals, including Foreign Investment Review Board, all Canadian regulatory approvals and ASX listing approval.

      Although the 50.1% minimum acceptance condition has been waived, Placer Dome's clear objective remains to acquire 100% of AurionGold's shares.

      ACCELERATED PAYMENT TERMS

      Payment terms under the Offer have been accelerated so that the consideration to which accepting shareholders are entitled will be dispatched within 5 business days after the date the Offer is validly accepted. The consideration for AurionGold shareholders who have already accepted the Offer will be dispatched on or before 2 August 2002.**

      HARMONY ENDORSES THE OFFER

      Placer Dome has revised the terms of its pre-acceptance agreement with Harmony Gold Mining Company Limited ("Harmony"). Harmony has agreed to accept the revised Offer for all of its 9.8% interest in AurionGold within 2 business days of this announcement. A copy of a press release from Harmony is included as Attachment A.

      ATTRACTIVE OFFER

      Placer Dome believes that the Offer is an attractive one for a number of reasons including the following:

      o ATTRACTIVE PREMIUM

         o The revised Offer values AurionGold at A$2.97 per share based on Placer Dome's closing share price on the TSX and the RBA exchange rate on 26 July 2002 and is at a premium to the AurionGold share price of A$2.82 at 10:30 AM (AEST) today;

         o The revised Offer represents a 51% premium to AurionGold's volume weighted average share price ("VWAP") over the period from the completion of the AurionGold merger (on 1 January 2002) to 24 May 2002, based on Placer Dome's VWAP on the TSX over the same period;

         o If AurionGold's share price had tracked the FT All Gold Mines Index since the


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            announcement of the Offer the AurionGold share price would now be below A$2.40. The revised Offer represents a substantial premium to that potential price;

         o Consistent with other global gold producers, AurionGold's peers in the Australian gold sector, Newcrest Mining Ltd ("Newcrest") and Lihir Gold Limited ("Lihir") have suffered substantial share price falls since the announcement of the Offer. As at 10:30 AM (AEST) today, Newcrest had fallen 32% and Lihir had fallen 36% from their share price highs since the Offer was announced. But for the Offer it is likely that AurionGold would have experienced similar decline;

         o Since announcement of the Offer AurionGold's share price has traded at an average premium of A$0.30 to the implied value of the Offer. The increase in the Offer of A$0.35 significantly exceeds this premium.

      o CASH CONSIDERATION - The Offer incorporates a significant cash component of 35 Australian cents per AurionGold share.

      o CERTAINTY - The Offer is open, free from conditions, has a significant cash component and is capable of immediate acceptance.

      o ACCELERATED PAYMENT - Under the Offer, payment will be dispatched within 5 business days after the date the Offer is validly accepted, with the first payments dispatched on or before 2 August 2002.**

      o FAIRLY VALUED - AurionGold has not provided an Independent Expert's Report or valuation of AurionGold to suggest that the Offer is anything other than fair and reasonable. The last public valuation of AurionGold was by Grant Samuel at the time of the merger between Goldfields and Delta, which valued AurionGold at A$1.95-A$2.46 per share (using a gold price range of A$559 - A$578 per ounce. The current gold price is A$566 per ounce).

      o NO EVIDENCE OF A THIRD PARTY BIDDER - Since the announcement of the Placer Dome Offer, AurionGold has not provided any evidence that a third party will make an alternative offer for AurionGold. The Offer remains the only offer for all of AurionGold's shares.

   The combination of Placer Dome and AurionGold is expected to create long term value for shareholders based on a range of operational, financial and synergistic benefits. These benefits are expected to create a positive growth outlook for Placer Dome which is expected to enhance the appeal of Placer Dome to global investors.

   RATIONALE FOR THE REVISED OFFER

   Placer Dome's decision to increase the Offer comes after a careful review of the Offer in the light of information published in AurionGold's updated reserve and resource statement, AurionGold Target's Statement and AurionGold's supplementary Target's Statements, including the June 2002 Quarterly Report. This information was disclosed following the announcement of the Offer. Placer Dome considers that the revised Offer is fully supported by the underlying value of AurionGold's assets and the synergies which will be realisable from a combination of the management and assets of Placer Dome and AurionGold.

   Placer Dome has recognised additional value, including:

      o ADDITIONAL COST SAVINGS FROM THE DELTA/GOLDFIELDS MERGER - AurionGold has identified the potential for additional annual cost savings of A$8 million from the company's Kalgoorlie operations.

      o IMPROVED FINANCIAL POSITION - AurionGold announced an improved mark to market position of its hedge book as at 30 June 2002 and an improved net debt position as at 31 May 2002.


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      o  EXPLORATION RESULTS - AurionGold has recently announced encouraging exploration results at the Kanowna Belle mine in Kalgoorlie, Western Australia.

   Placer Dome management believes that the transaction will remain accretive for Placer Dome on a cash flow per share and net asset value per share basis under the revised offer terms.

   BROKER HANDLING FEES

   Placer Dome has also announced that it will pay broker handling fees in connection with the Offer. Placer Dome will pay handling fees on acceptances at the rate of 1.5% subject to maximum aggregate shareholdings of 100,000 shares.*** The fee is payable to any participating organisation of the ASX whose stamp appears on the Acceptance Form or who, in respect of a CHESS holding, provides evidence satisfactory to Placer Dome that it is the Controlling Participant who initiated the acceptance. Placer Dome reserves the right to aggregate any acceptances in determining the handling fees payable to any broker if Placer Dome reasonably believes that a party has structured holdings to take advantage of the handling fee.

   Brokers are precluded from receipt of any handling fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Australian Corporations Act).

   In accordance with applicable US securities laws, in order to be able to accept the broker handling fee, a broker must agree in writing prior to the termination of the Offer that, for a period of 40 days after the date of payment under the Offer, all offers and sales by it of Placer Dome shares issued in connection with the Offer shall be made only:

   (i) to persons outside the United States that are not US persons in accordance with Rule 903 or 904 of Regulation S under the US Securities Act of 1933; or

   (ii) pursuant to an available exemption from the registration requirements of the 1933 Act.

   A copy of the form of letter agreement may be obtained from Richard Phillips of Macquarie Bank Limited on (61 3) 9635 8360.

   AURIONGOLD DIVIDEND

   There has been considerable speculation in the market that AurionGold may be considering the payment of a fully franked dividend to its shareholders. As the revised offer has been declared final, if a dividend is paid by AurionGold, the consideration payable under the Offer would be reduced by the amount of that dividend. The decision to pay a dividend to AurionGold shareholders is entirely the prerogative of the AurionGold Board.

   OFFER STATUS
   The Offer is open and capable of immediate acceptance. It is scheduled to close at 7:00pm (AEST) on 7 August 2002. Acceptance procedures are outlined in the Placer Dome Bidder's Statement dispatched to AurionGold shareholders on 11 June 2002. AurionGold shareholders should contact their financial or other professional adviser if they are in any doubt as to how to act in relation to the Offer.


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                                      -end-

   *THE IMPLIED VALUE OF THE OFFER WILL VARY WITH THE MARKET PRICE OF PLACER DOME SHARES AND FOREIGN EXCHANGE RATES. PLEASE NOTE THAT ON 19 JULY 2002 ALL NON-US COMPANIES, INCLUDING PLACER DOME, WERE REMOVED FROM THE S&P 500 INDEX.

   **EXCEPT FOR CERTAIN FOREIGN SHAREHOLDERS WHO ARE ENTITLED TO RECEIVE THE CASH PROCEEDS OF SALE OF THE SHARES TO WHICH THEY WOULD HAVE BEEN ENTITLED BUT FOR CLAUSE 2.2 OF THE OFFER (SEE PAGE 169 BIDDER'S STATEMENT AND THE THIRD SUPPLEMENTARY BIDDER'S STATEMENT, CLAUSE 1). SUCH SHAREHOLDERS WILL RECEIVE THEIR CONSIDERATION IN ACCORDANCE WITH THE ORIGINAL TIMETABLE SET OUT IN CLAUSE 5.1 OF THE OFFER.

   ***CALCULATED ON THE BASIS THAT THE IMPLIED VALUE OF THE OFFER IS A$3.00 PER AURIONGOLD SHARE.

   INVESTOR CONFERENCE CALLS

   There will be an investor conference call on Monday, July 29 at 2:00 PM AEST (Monday, July 29 at 12:00 AM EDT; Sunday, July 28 at 9:00 PM PDT)

   To participate in the conference call:

   IN AUSTRALIA: 1 800 063 868

   INTERNATIONAL: + 61 3 8664 1517


   Placer Dome's investor conference calls will be simultaneously webcast over the Internet through Placer Dome's website, www.placerdome.com. To listen to the webcast, please log on to the website prior to the scheduled call time to register and download any necessary audio software.


   FOR SHAREHOLDER INQUIRIES PLEASE CONTACT:

   Placer Dome shareholder information line:
   In Australia                                  1 800 222 212
   International                                 +61 2 9353 2055

   FOR ANALYST INQUIRIES PLEASE CONTACT:

   Placer Dome Inc.                              IN AUSTRALIA:
   Brenda Radies                                 Richard Phillips
   (1 604) 661 1911                              Macquarie Bank Limited
                                                 (61 3) 9635 8360

                                                 IN NORTH AMERICA:
                                                 George Brack
                                                 Macquarie North America Ltd
                                                 (1 604) 605 1762

   FOR MEDIA INQUIRIES PLEASE CONTACT:

   Placer Dome Inc.                              IN AUSTRALIA:
   Brenda Radies                                 Hinton & Associates
   (1 604) 661 1911                              Lisa Keenan
                                                 (61 3) 9600 1979


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   On the Internet: www.placerdome.com           IN THE UNITED STATES:
                                                 Citigate Sard Verbinnen
                                                 Paul Verbinnen / Paul Caminiti
                                                 (1 212) 687 8080


   CAUTIONARY NOTE Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     PLACER DOME INC.
                                     (Registrant)


   Date: July 29, 2002               By: /S/ J. DONALD ROSE
                                     ----------------------
                                     J. Donald Rose
                                     Executive Vice-President, Secretary and
                                     General Counsel


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